# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLOBALFOUNDRIES Inc., CIK 0001709048
CUSIP: G39387108
Title of class of securities: Ordinary Shares, $0.02 par value per share
Address of issuer's principal executive offices: 400 Stonebreak Road Extension, Malta, New York (NY), 12020
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001387131-22-001675
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 423,042,773; sole dispositive power 0; shared dispositive power 423,042,773; aggregate amount beneficially owned 423,042,773 (77.05% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from GLOBALFOUNDRIES Inc. (the "Issuer") regarding the 549,072,416 ordinary shares, $0.02 par value per share ("Ordinary Shares") issued and outstanding as of March 13, 2026 following the completion of certain transactions reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission (the "Commission") on March 12, 2026.
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 423,042,773; sole dispositive power 0; shared dispositive power 423,042,773; aggregate amount beneficially owned 423,042,773 (77.05% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 549,072,416 Ordinary Shares issued and outstanding as of March 13, 2026 following the completion of certain transactions reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the Commission on March 12, 2026.
- Mubadala Technology Investments (Mubadala Technology) LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 423,042,773; sole dispositive power 0; shared dispositive power 423,042,773; aggregate amount beneficially owned 423,042,773 (77.05% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 549,072,416 Ordinary Shares issued and outstanding as of March 13, 2026 following the completion of certain transactions reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the Commission on March 12, 2026.
- Mubadala Technology Investment Company: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 308,740,704; sole dispositive power 0; shared dispositive power 308,740,704; aggregate amount beneficially owned 308,740,704 (56.23% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 549,072,416 Ordinary Shares issued and outstanding as of March 13, 2026 following the completion of certain transactions reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the Commission on March 12, 2026.
- MTI International Investment Company LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 114,302,069; sole dispositive power 0; shared dispositive power 114,302,069; aggregate amount beneficially owned 114,302,069 (20.82% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 549,072,416 Ordinary Shares issued and outstanding as of March 13, 2026 following the completion of certain transactions reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(7) with the Commission on March 12, 2026.

## Item 1. Issuer
Name of issuer: GLOBALFOUNDRIES Inc.
Address of issuer's principal executive offices: 400 Stonebreak Road Extension, Malta, New York 12020

## Item 2. Person Filing
Name of person filing:
(i) Mubadala Investment Company PJSC
(ii) Mamoura Diversified Global Holding PJSC
(iii) Mubadala Technology Investments (Mubadala Technology) LLC
(iv) Mubadala Technology Investment Company
(v) MTI International Investment Company LLC
Address of principal business office or, if none, residence:
(i) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates
(ii) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates
(iii) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates
(iv) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
(v) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates
Citizenship: (i) Please refer to Item 4 on each cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Persons' ownership as of March 31, 2026 is incorporated by reference to item (9) of the cover page for each Reporting Person. Subsequent to March 31, 2026, but prior to the filing of this Schedule 13G/A, Mubadala Technology Investment Company disposed of 1,469,017 Ordinary Shares of the Issuer (corresponding to approximately 0.27% of the outstanding Ordinary Shares as of the filing date).
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated by reference to the Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, Mubadala Technology Investments LLC, Mubadala Technology Investment Company and MTI International Investment Company LLC dated February 11, 2022, which was previously filed with the Commission as Exhibit to Schedule 13G filed by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, Mubadala Technology Investments LLC, Mubadala Technology Investment Company and MTI International Investment Company LLC on February 11, 2022 with respect to the shares of GLOBALFOUNDRIES Inc.

## Signatures
- Mubadala Investment Company PJSC: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Authorized Signatory (04/27/2026)
- Mamoura Diversified Global Holding PJSC: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Authorized Signatory (04/27/2026)
- Mubadala Technology Investments (Mubadala Technology) LLC: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Authorized Signatory (04/27/2026)
- Mubadala Technology Investment Company: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Authorized Signatory (04/27/2026)
- MTI International Investment Company LLC: /s/ Hernan Daniel Pellegrini, Hernan Daniel Pellegrini / Authorized Signatory (04/27/2026)